MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, WA 98052

August 1, 2019

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Atallah, Kevin Kuhar

Re:	Comment Letter Dated July 18, 2019
MicroVision, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 6, 2019
Response dated June 28, 2019
File No. 001-34170

Ladies and Gentlemen:

MicroVision, Inc. (the “Company”) hereby submits this response to the comment letter dated July 18, 2019 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K and Response Letter dated June 28, 2019. For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits

1. Your response to prior comment 1 does not address the financial impact of the five-year license agreement signed in May 2018 and the contract services agreement signed in April 2017. We note that substantially all of your revenue for the year ended December 31, 2018 was derived from these agreements. In light of the significance of these agreements to your total revenues and cash flows, please explain how you considered the financial implications in concluding that your business is not substantially dependent on the agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 1:

As discussed with the Staff, in arriving at the conclusion that the referenced agreements are not required to be filed, the Company did consider the financial implications of such agreements. The Company does not dispute that a significant part of its revenues for 2018 were derived from the five-year license agreement signed in May 2018 (the “May 2018 Agreement”) and that a significant part of its revenues for 2018 and 2019 were derived from the contract services

Securities and Exchange Commission	August 1, 2019
Division of Corporation Finance

agreement signed in April 2017 (the “April 2017 Agreement”). However, as set forth in detail below, neither of these agreements constitutes “a contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent” as described in Item 601(b)(10)(ii)(B) of Regulation S-K. Although each of these agreements is part of the overall business activities of the Company aimed at developing a market and demand for its technology, engines and components, the Company’s business strategy is focused on selling engines and components and licensing technology to original design manufacturers (ODMs) and original equipment manufacturers (OEMs), and neither agreement involves any commitment or certainty of the Company selling any significant products or components in the future. Accordingly, neither involves either a continuing contract to sell a major part of the Company’s products or a license on which the Company’s business depends to a material extent.

As noted in the Company’s prior response letter and described in the Company’s public filings, the Company’s business strategy is to commercialize its PicoP scanning technology by enabling OEMs and ODMs to produce end-user products via three go-to-market paths: design and sell laser beam scanning (LBS) engines directly to OEMs and ODMs to incorporate inside their products; license its LBS technology and sell key components to OEMs and ODMs to create their own scanning engines; and license LBS technology to OEMs and ODMs who developed their own key components or subsystems. The Company believes that each of the referenced agreements clearly ordinarily accompanies the Company’s business as described in its reports filed with the Securities and Exchange Commission, but that the Company is nevertheless not substantially dependent on either of the agreements in connection with its ongoing business strategy.

While the April 2017 Agreement was entered into in furtherance of this business strategy, it is a development services agreement—not a continuing contract for the purchase or license of the Company’s engine components or technology. Under the terms of this agreement, the Company will receive $15.1 million in fees over 26 months for development contingent on completion of milestones. In June 2019, the Company invoiced for the final milestone payment for development work, indicating that the Company’s development services obligations have been substantially completed. The milestone payments made by the counterparty relating to nine fiscal quarters provided only about $4.6 million in margin above the costs incurred in connection with the Company’s related work. The purpose of this contract was to develop enhancements for the Company’s components that the counterparty was considering for inclusion in its future products. If successful, the Company would be in a position to sell the counterparty relevant components, and the $10 million up-front payment would be credited against any such future purchases of components (as disclosed in the Company’s Exchange Act reports). There is no assurance that the agreement will lead to the purchase or license by the counterparty of a significant volume of components or technology. As a result, notwithstanding the significance of the payments in the short term, as a development services agreement, the April 2017 Agreement does not constitute a continuing contract for a major part of the Company’s products or services and the Company is not substantially dependent on this agreement.

Securities and Exchange Commission	August 1, 2019
Division of Corporation Finance

The May 2018 Agreement grants an exclusive license to the Company’s technology for display-only applications. As part of the agreement, the Company received a first payment of $5.0 million in June 2018 and the second payment of $5.0 million in October 2018. If this counterparty acquires customers for any such applications, it would be required to purchase needed components from the Company; however, no such purchases can be assured. During 2018, the Company completed the performance obligations required by the contract and, as a result, recognized $10.0 million in license and royalty revenue during 2018. Like the April 2017 Agreement, while the payments from this agreement were significant in the short term, the Company does not depend on the May 2018 Agreement as its revenue-generating activity pursuant to its articulated business strategy. In addition, given the nature of the agreement, the uncertainty of the counterparty’s ability to commercialize products that would result in sales of the Company’s components to this counterparty (also like the April 2017 Agreement), notwithstanding the significance of the payments in the short term, the May 2018 Agreement does not constitute a continuing contract for a major part of the Company’s products or services and the Company is not substantially dependent on this agreement.

The Company also advises the Staff that it has disclosed in its Exchange Act filings the terms of each of these agreements that it believes could be material to an investor, including the amounts required to be paid to the Company, the Company’s significant obligations and related risks. As a result, in addition to not being required pursuant to Item 601 of Regulation S-K, the Company believes that filing these agreements is not necessary for the protection of investors and would not provide investors with meaningful additional information.

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The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions relating to the foregoing, please contact the undersigned at (425) 882-6625, Joel Freedman of Ropes & Gray LLP at (617) 951-7309, or Tom Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,

MicroVision, Inc.

By:	/s/ Stephen P. Holt
Name:	Stephen P. Holt
Title:	Chief Financial Officer